April 10, 2020

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

RE: The Registration Statement filed on Form N-1A under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), of the Leader Funds Trust (the “Trust”) (File Nos. 333-229484 and 811-23419)

Ladies and Gentlemen:

On behalf of Leader Funds Trust (the “Trust”) and its series, the Leader Short Duration Bond Fund (the “Fund”), accompanying this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 485(a)(1) thereunder, is a copy of Post-Effective Amendment No. 8 to the Trust’s Registration Statement on Form N-1A (“Post-Effective Amendement No. 8”). Post-Effective Amendment No. 8 is being filed for the purpose of changing the Fund’s name, 80% investment policy, in addition to other non-material changes. The Fund’s investment objective is not fundamental and may be changed by the Fund’s Board of Trustees upon 60 days’ written notice to shareholders.

If you have any questions concerning the foregoing, please contact the undersigned at (509) 279-8202 or Bo.Howell@Practus.com.

Very truly yours,

/s/ Bo J. Howell

On behalf of Practus, LLP